Exhibit 1.1

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and a Special General Meeting (the “Meeting”) of the shareholders of Torque Energy Inc. (“Torque”) will be held at Suite 1028, Bentall 5, 550 Burrard Street, Vancouver, British Columbia on Friday, July 29, 2011 at 9:30 a.m. for the following purposes:

1.	Receive and consider the Report of the Directors.

2.	Receive and consider the financial statements of Torque for the year ended November 30, 2010 together with the auditor’s report thereon.

3.	Set the number of directors for the ensuing year at five.

4.	Elect directors for the ensuing year.

5.	Appoint an auditor for the ensuing year and authorize the Board of Directors to approve the remuneration to be paid to the auditor.

6.

Ratify and approve Torque’s Stock Option Plan and authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.

Approve, with or without variation, by way of special resolution (the “Amalgamation Resolution”), the full text of which is set out in the accompanying information circular dated July 5, 2011 (the “Circular”), the amalgamation (the “Amalgamation”) of Torque and a wholly-owned subsidiary of Dundee Energy Limited (“Dundee Energy”), pursuant to the Business Corporations Act (British Columbia) (the “BC Act”), whereby Torque will become a wholly-owned subsidiary of Dundee Energy and adopt the Amalgamation Agreement giving effect thereto, all as more particularly described in the Circular.

8.	Transact such further and other business as may be properly brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice. Pursuant to the BC Act, Torque shareholders may dissent with respect to the Amalgamation Resolution and, if the Amalgamation becomes effective, be entitled to be paid fair value for their common shares in Torque in accordance with Part 8 – Division 2 of the BC Act. To dissent, a Notice of Dissent must be sent by registered mail addressed to Torque, in care of Northwest Law Group at Suite 950, Scotia Tower, 650 West Georgia Street, Vancouver, British Columbia V6B 4N8, Canada. The Notice must be given on or before Wednesday, July 27, 2011. The foregoing rights are further explained in the Circular. In view of the strict requirements of the BC Act relating to the rights and obligations of dissenting shareholders, shareholders should seek their own legal counsel concerning any consequences which may result from the filing of a notice of dissent or concerning the procedures to be followed to exercise such rights.

Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy (or Request for Voting Instructions, a “VIF”) and then complete and deposit the Proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their completed Proxies or VIFs in accordance with the instructions given by their financial institution or other intermediary that forwarded it to them.

DATED this 5th day of July, 2011

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) JANICE M. SMITH
Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.